UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

AMERICAN VANGUARD CORPORATION

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

030371108 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 030371108

1.	Names of Reporting Person I.R.S. Identification No. of above person (entities only). Eric G. Wintemute

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 147,813 6. Shared Voting Power 166,574 7. Sole Dispositive Power 147,813 8. Shared Dispositive Power 166,574

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 314,387

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.27% of issued and outstanding Common Stock

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS

Item 1.	(a)	Name of Issuer: American Vanguard Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 4695 MacArthur Court, Suite 1250 Newport Beach, California 92660

Item 2.	(a)	Name of Person Filing: Eric G. Wintemute

	(b)	Address of Principal Business Office: 4695 MacArthur Court, Suite 1250 Newport Beach, California 92660

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, par value $0.10 per share

	(e)	CUSIP Number: 030371108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. ☐

Item 4.	Ownership.

	(a)	Amount beneficially owned: 314,387

	(b)	Percent of class: 5.27% (based on 5,962,907 shares of Common Stock issued and outstanding shares as of December 31, 2003)

	(c)	Number of shares as to such person has:

		(i)	Sole power to vote or to direct the vote: 147,813

		(ii)	Shared power to vote or to direct the vote: 166,574

		(iii)	Sole power to dispose or to direct the disposition of: 147,813

		(iv)	Shared power to dispose or to direct the disposition of: 166,574

The above figures include: (a) 45,000 shares of Common Stock that the reporting person is entitled to acquire pursuant to stock options exercisable within sixty days of the filing of this Schedule 13G; the reporting person disclaims beneficial ownership of such shares until the shares are acquired upon exercise of the options; and (b) 32,840 shares of Common Stock are held in custodial or trustee accounts for the reporting person’s minor children for which the reporting person and/or the reporting person’s spouse act as trustee or custodian; except in his capacity as trustee or custodian for these shares, the reporting person disclaims any other interest therein.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

The reporting person and/or his spouse have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 166,574 shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : April 6, 2004

/s/ Eric G. Wintemute

Eric G. Wintemute

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)